7035 Ridge Road Hanover, Maryland 21076 www.ciena.com	James E. Moylan, Jr. Sr. Vice President & Chief Financial Officer Direct Dial: 410.981.7495 Fax: 410.865.8001 E-mail : jmoylan@ciena.com

February 15, 2018

Mr. Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3720
Washington, D.C. 20549

Re:    Ciena Corporation
Form 10-K for Fiscal Year Ended October 31, 2017
Filed December 22, 2017
File No. 001-36250

Dear Mr. Spirgel:
This letter is in response to the Staff’s comment letter dated February 7, 2018, with respect to the above referenced Annual Report on Form 10-K for the fiscal year ended October 31, 2017 (the “FY’17 Form 10-K”) filed by Ciena Corporation (the “Company” or “Ciena”). Below is Ciena’s response to the Staff’s comment. For the convenience of the Staff, we have set forth the Staff’s comment in italics immediately preceding Ciena’s response.
Form 10-K for the Fiscal Year Ended October 31, 2017
(16) Short-term and Long-term Debt, page 94

1. We note you refinanced your existing 2019 Term Loan and 2021 Term Loan ("Prior Term Loans") which amounted to approximately $500 million in the aggregate into a single term loan with an aggregate principal amount of $400 million maturing on January 30, 2022 (the “2022 Term Loan”) and accounted for the transaction as a modification. Please refer to ASC 470-50-40-10 and tell us how you determined that these instruments were not substantially different.

Ciena advises the Staff that, upon the refinancing, it performed an assessment and considered the requirements under ASC 470-50-40-10 Modifications and Exchanges to determine whether the refinancing of the Prior Term Loans represented a debt extinguishment or a modification. Key to this assessment was the fact that both the Prior Term Loans and the 2022 Term Loan were comprised of a common syndicate of lenders and so, in determining whether the Prior Term Loans and the 2022 Term Loan were substantially different, Ciena performed the analysis separately for each lender in the syndication.

Securities and Exchange Commission
February 15, 2018

ASC 470-50-40-10 states “From the debtor's perspective, an exchange of debt instruments between or a modification of a debt instrument by a debtor and a creditor in a nontroubled debt situation is deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. If the terms of a debt instrument are changed or modified and the cash flow effect on a present value basis is less than 10 percent, the debt instruments are not considered to be substantially different, except in the following two circumstances:

a)
A modification or an exchange affects the terms of an embedded conversion option, from which the change in the fair value of the embedded conversion option (calculated as the difference between the fair value of the embedded conversion option immediately before and after the modification or exchange) is at least 10 percent of the carrying amount of the original debt instrument immediately before the modification or exchange.

b)
A modification or an exchange of debt instruments adds a substantive conversion option or eliminates a conversion option that was substantive at the date of the modification or exchange. (For purposes of evaluating whether an embedded conversion option was substantive on the date it was added to or eliminated from a debt instrument, see paragraphs 470-20-40-7 through 40-9.)”

Paragraphs a and b were not applicable as there were no conversion options in either of the Prior Term Loans or the 2022 Term Loan.

ASC 470-50-40-12(a) states that “the cash flows of the new debt instrument include all cash flows specified by the terms of the new debt instrument plus any amounts paid by the debtor to the creditor less any amounts received by the creditor as part of the exchange or modification.” As a result, Ciena considered the reduction of principal amount noted by the Staff above, and its payment to the 2022 Term Loan lenders of the original issuance discount, as a day one cash flow for purposes of applying the 10 percent assessment in ASC 470-50-40-10.

Furthermore, ASC 470-50-40-12(c) states that “if either the new debt instrument or the original debt instrument is callable or puttable, then separate cash flow analyses shall be performed assuming exercise and nonexercise of the call or put. The cash flow assumptions that generate the smaller change would be the basis for determining whether the 10 percent threshold is met.” Both the Prior Term Loans and the 2022 Term Loan are callable at par, therefore the cash flow assumption that generates the smallest change would be to assume the Prior Term Loans and 2022 Term Loan were called on day one. Accordingly, the difference in cash flows, after including the reduction in principal described above, between the Prior Term Loans and the 2022 Term Loan comprised a 1% prepayment premium and the original issuance discount on the 2022 Term Loan. This difference represented less than 2% of the cash flows and, as a result, Ciena concluded that the modification did not meet the definition of being substantially different (10% threshold) under ASC 470-50-40-10 and therefore should be accounted for as a debt modification.

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Securities and Exchange Commission
February 15, 2018

If you have any questions concerning this letter or if you would like any additional information please do not hesitate to call me at (410) 981-7495, Andrew Petrik, Ciena’s Controller at (410) 865-8081 or Erik J. Lichter, Ciena’s Vice President and Deputy General Counsel at (410) 694-5758.

Very truly yours,

/S/ James E. Moylan, Jr.
James E. Moylan, Jr.
Senior Vice President and Chief Financial Officer

cc:    Kathryn Jacobson, Senior Staff Accountant
Lisa Etheredge, Senior Staff Accountant
Joshua Shainess, Staff Attorney
David M. Rothenstein, Sr. Vice President, General Counsel and Secretary
Andrew C. Petrik, Vice President and Controller
Erik J. Lichter, Vice President and Deputy General Counsel
Michael J. Silver, Hogan Lovells US LLP